UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

JIADE LIMITED Announces Share Consolidation and Change of Authorized Share Capital

JIADE LIMITED, a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 8:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on May 6, 2025, and approved by the Company’s shareholders on May 23, 2025. As a result of the Share Consolidation, each of the 200,000,000 authorized ordinary shares, issued and unissued, in the Company of $0.01 par value, will automatically be consolidated into to 25,000,000 ordinary shares of $0.08 par value each, without any action on the part of the shareholders.

In addition, the Company also plans to effect a change in its authorized share capital and reclassify its share structure (the “Change of Authorized Share Capital”), which was also approved by the Company’s board of directors on May 6, 2025, and approved by the Company’s shareholders on May 23, 2025. Pursuant to the Change of Authorized Share Capital, the Company’s authorized share capital will be increased from $2,000,000 divided into 25,000,000 ordinary shares of a par value of $0.08 each, to an aggregate of (i) $2,000,000 divided into 25,000,000 ordinary shares of a par value of $0.08 each, and (ii) $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares (“Class A Ordinary Shares”), (b) 75,000,000 Class B ordinary shares (“Class B Ordinary Shares”), and (c) 30,000,000 preference shares (“Preference Shares”), each with such rights and restrictions as set forth in the Company’s second amended and restated memorandum and articles of association. Immediately following such increase in authorized share capital, the Company will issue (i) an aggregate of approximately 2,014,872 Class A Ordinary Shares to all existing shareholders of the Company, other than JD LIYUAN LIMITED, pro rata based on their existing shareholding percentages, and (ii) 1,052,063 Class B Ordinary Shares to JD LIYUAN LIMITED (together, the “Issue of Dual Class Shares”). Such issuances will not affect the relative shareholding percentages of any shareholder in the Company. Following the Issue of Dual Class Shares, the Company will repurchase all of the approximately 3,066,935 issued ordinary shares of $0.08 par value held by its shareholders and simultaneously cancel such shares. Lastly, the Company will cancel all 25,000,000 of its remaining authorized but unissued ordinary shares of $0.08 par value. As a result of the Share Consolidation and Change of Authorized Share Capital, the Company’s authorized share capital will become $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, consisting of 395,000,000 Class A Ordinary Shares, 75,000,000 Class B Ordinary Shares, and 30,000,000 Preference Shares.

Beginning with the opening of trading on June 24, 2025, the Company’s Class A Ordinary Shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “JDZG,” but under a new CUSIP number of G7396L111. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: June 20, 2025	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer

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